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KENNETH R. EARLEY kenneth.earley@dechert.com +1 617 728 7139 Direct +1 617 275 8374 Fax

April 30, 2009

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4041

Re:	Forward Funds (the “Registrant”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment Nos. 59 and 59

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 59 (“PEA 59”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”), and Amendment No. 59 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 59 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective on April 30, 2009. PEA 59 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 57 (“PEA 57”) and Amendment No. 57 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on February 17, 2009 for the purposes of: (i) updating the Registrant’s registration statement in connection with the Accessor series annual update; (ii) consolidating and making substantial formatting and layout changes to Accessor series prospectuses and statement of additional information contained in the Registrant’s registration statement; and (iii) adding “Z Class” shares to certain existing Accessor series of the Registrant.1

PEA 59 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) on Monday, April 6, 2009, completes certain other information, and includes required exhibits. Filed as part of the registration statement are: (i) prospectus for Investor, Institutional and Z Class Shares of the Accessor series of the Registrant; (ii) prospectus for A & C Class Shares of the Accessor series of the Registrant; (iii) stand-alone prospectuses for Institutional and Z Class Shares of the Accessor U.S. Government Money Fund; (iv) stand-alone prospectus for Accessor Limited Duration U.S. Government Fund and Accessor Total Return Fund; and (v) the statement of additional information of the Accessor series of the Registrant. PEA 59 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

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[1]

Z Class shares were referred to in PEA 57 as “Institutional Class” shares. Furthermore, as discussed with the Staff, class identifiers for Z Class shares for those Accessor series of the Registrant adding such share class are being obtained in connection with the filing of PEA 59. As requested by the Staff, the Registrant acknowledges that going forward, class identifiers for new shares classes should (but not must) be obtained in connection with filings made pursuant to Rule 485(a) under the 1933 Act.

U.S.  Austin  Boston  Charlotte  Harrisburg  Hartford  New York  Newport Beach  Palo Alto  Philadelphia  Princeton
San Francisco  Washington DC  EUROPE  Brussels  London  Luxembourg  Munich  Paris

Securities and Exchange Commission April 30, 2009 Page 2

Set forth in the numbered paragraphs below are your comments of April 6, 2009 to PEA 57, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)

Comment:          Please consider inserting an additional heading or sub-heading titled “Principal Investment Strategies Common to All Allocation Funds” on page 3 of the prospectuses for the Investor, Institutional and Z Class Shares and the A & C Class Shares.

Response:          The Registrant has considered the Staff’s suggestion and respectfully declines to accept the comment.

2)

Comment:          Under each Allocation Fund’s “Fund Details” section, please consider providing a brief narrative description of the types of securities each Allocation Fund will principally hold, to the extent practicable.

Response:          The Registrant believes that the tables contained in each Allocation Fund’s “Fund Details” section detailing the ranges in which each Allocation Fund’s assets will be invested in certain Underlying Funds provides investors with the appropriate level of description as to what types of securities each Allocation Fund will hold directly and indirectly through an Underlying Fund. Accordingly, the Registrant respectfully declines to accept the comment.

3)

Comment:          Please revise the “Principal Investment Risks” section of each Fund in each prospectus to reflect only the principal investment risks and move disclosure of any additional, non-principal risks to the “Certain Additional Investment Strategies and Risks” section of the prospectus.

Response:          The Registrant has undertaken to review and revise each Fund’s principal and non-principal investment risks as suggested by the Staff.

Securities and Exchange Commission April 30, 2009 Page 3

4)	Comment: Please provide a narrative summary of each principal risk under the “Principal Investment Risks” section of the prospectuses.

Response:          General Instruction C(1)(a) of Form N-1A provides that “[t]he requirements of Form N-1A are intended to promote effective communication between a fund and its prospective investors. A fund’s prospectus should clearly disclose the fundamental characteristics and investment risks of the fund, using concise, straightforward, and easy to understand language. A fund should use document design techniques that promote effective communication.”

The Registrant believes that the bullet-point approach used in the “Principal Investment Risks” section clearly and effectively identifies the principal risks of each Fund and is consistent with the intent of Form N-1A, as evidenced in General Instruction C(1)(a). The bullet-points concisely identify for shareholders the types of risks that affect an investment in a Fund, and make it easy for shareholders to find the more detailed descriptions of those risks and to compare the principal risks of the Registrant’s various series at a glance. Further, this approach avoids the over-simplification of risk descriptions that may arise if the Registrant were to attempt to squeeze risk descriptions within each Fund’s “Fund Details” section.

5)

Comment:          Under the Frontier Markets Fund’s “Fund Details” section of the relevant prospectuses, please expand the definition of “frontier markets” by revising the last sentence of the first paragraph as follows:

“For the purposes of the Fund, “Frontier Markets” will include countries identified in the Morgan Stanley Capital International SM (“MSCI”) Frontier Emerging Markets Index or, if investment in securities with exposure to countries identified in the MSCI Frontier Emerging Markets Index is not feasible, then other emerging market countries with similar characteristics.”

Response:          The Registrant has revised the disclosure as suggested by the Staff.

6)

Comment:          Under the Investment Grade Fixed-Income Fund’s “Fund Details” section of the relevant prospectuses, please revise the first sentence under “Principal Investment Strategies” to state: “The Fund seeks to achieve its objective by investing at least 80% of its assets in investment grade fixed-income securities or synthetic instruments, such as options, swaps, forwards and futures, that have similar economic characteristics to investment grade fixed-income securities.”

Response:          The Registrant has revised the disclosure as suggested by the Staff.

7)

Comment:          Under the Investment Grade Fixed-Income Fund’s “Fund Details” section of the relevant prospectuses, please revise the disclosure contained in the “Principal Investment Strategies” to clarify the ratings of the fixed-income securities in which the Fund may invest.

Securities and Exchange Commission April 30, 2009 Page 4

Response:          The Registrant has revised the disclosure to read as follows:

“...The Fund primarily invests in U.S. corporate bonds, U.S. Government or agency securities and mortgage-backed and asset-backed securities that are of investment grade quality (i.e., rated BBB or higher by S&P or Baa or higher by Moody's) at the time of purchase or that are unrated but judged to be of comparable quality by the Money Manager.... The Fund may invest up to 5% of its net assets in securities rated BB or lower by S&P or Ba or lower by Moody's at the time of purchase or debt securities unrated but judged to be of comparable quality by the Money Manager. The Fund may purchase lower rated debt securities when the Money Manager views the issuer's credit as stable or improving, and the difference in the yield offered by investment grade and below investment grade securities is large enough to compensate for the increased risks associated with investing in lower rated securities....”

8)

Comment:          Under the Investment Grade Fixed-Income Fund’s “Fund Details” section of the relevant prospectuses, please provide additional disclosure explaining the “Secular Forum” and the “quarterly economic forum” as contained in the last paragraph of the “Principal Investment Strategies.”

Response:          The Registrant believes that the current disclosure related to PIMCO’s “Secular Forum” and “quarterly economic forum” adequately describes that these events are used in connection with PIMCO’s establishment of its outlook for the global bond markets. Accordingly, the Registrant respectfully declines to accept the comment.

9)

Comment:          Please provide the Staff with a maximum percentage range of the Investment Grade Fixed-Income Fund’s net assets that will be exposed through synthetic instruments to a single issuer or counterparty.

Response:          The maximum percentage range of the Investment Grade Fixed-Income Fund’s net assets that will be exposed through synthetic instruments to a single issuer or counterparty will be between 20% to 25%. Under no circumstances will this exposure exceed 25%.

10)

Comment:          With respect to the Small to Mid Cap Fund’s “Fund Details” section of the relevant prospectuses, please ensure that the Fund’s “Investment Objective” is consistent with the description of the securities in which the Fund invests as set forth in the “Principal Investment Strategies.”

Securities and Exchange Commission April 30, 2009 Page 5

Response:          The Registrant has revised the first paragraph of the Small to Mid Cap Fund’s “Principal Investment Strategies” to read as follows (underlined added; [bracketed] deleted):

“The Fund seeks to achieve its objective by investing at least 80% of its assets in stocks of small and medium capitalization issuers. This investment policy and the name of the Fund with respect to market capitalization may not be changed unless Fund shareholders are notified at least 60 days in advance of the proposed change. Generally, small capitalization issuers have a capitalization of $1 billion or less at the time of investment and medium capitalization issuers have a capitalization ranging from $1 billion to $10 billion at the time of investment. In addition, the Fund will seek to maintain an average market capitalization similar to and will attempt to have a roughly similar distribution of stocks by market capitalization as the Fund’s benchmark, the Dow Jones Wilshire 4500 Completion Index. See Appendix for additional information about the index. The Fund invests principally in common and preferred stock, securities convertible into common stock[s], and rights and warrants of such issuers. Investment selections may be based on fundamental economic, market and other factors which may lead to variation by economic sectors, industry or other criteria appropriate to meet the Fund’s objective. The Fund may engage in various portfolio strategies (for example, options or futures but not for speculation) to reduce certain risks of its investments and may thereby enhance income.”

11)

Comment:          The Small to Mid Cap Fund’s “Fund Details” section contains a sentence which reads: “...The Money Manager will seek to meet the Fund’s investment objective by investing primarily in stocks of companies with risk characteristics which are in favor in the current market environment while underweighting stocks whose characteristics are presently out of favor.” Please consider adding additional disclosure to clarify what is meant by this statement.

Response:          In light of the Staff’s comment, the Registrant has reviewed the disclosure and does not feel that any additional disclosure is necessary. Accordingly, the Registrant respectfully declines to accept the comment.

12)	Comment: Please provide the Staff with a maximum percentage range of the Strategic Alternative Fund’s net assets that will be exposed through synthetic instruments to a single issuer or counterparty.

Response:          The maximum percentage range of the Strategic Alternative Fund’s net assets that will be exposed through synthetic instruments to a single issuer or counterparty will be between 20% to 25%. Under no circumstances will this exposure exceed 25%.

Securities and Exchange Commission April 30, 2009 Page 6

13)	Comment: Please ensure that all footnotes to the “Fund Expenses” tables in the prospectuses are in at least 8-point font and legible for investors in accordance with Rule 420 under the 1933 Act.

Response:           The Registrant has reviewed and revised, as applicable, all footnotes to the “Fund Expenses” tables to ensure that they are at least 8-point font and legible for investors.

14)

Comment:          Under the “Management, Organization and Capital Structure” section of the relevant prospectuses, please clarify the role and limitations of each individual portfolio manager with respect to the Allocation Funds, Frontier Markets Fund, Strategic Alternatives Fund and U.S. Government Money Fund. Please also clarify each such portfolio managers relationship with the other members of Forward Management’s Investment Committee.

Response:          The Staff has previously given this comment to the Registrant in connection with prior Post-Effective Amendments the Registrant has filed. In response to prior receipts of the comment from the Staff, the Registrant has revised the disclosure accordingly.

In light of the receipt of the comment from the Staff in connection with the filing of PEA 57, the Registrant has reviewed the disclosure related to the roles and limitations of each portfolio manager with respect to the Allocation Funds, Frontier Market Fund, Strategic Alternatives Fund and U.S. Government Money Fund and does not believe any further clarification is necessary. Accordingly, the Registrant respectfully declines to accept the comment.

Statement of Additional Information

15)

Comment:          Under the “Fundamental Investment Restrictions of the Allocation Funds” sub-section of the SAI, please provide additional disclosure stating that the Allocation Funds will look through to the assets of the Underlying Funds with respect to its concentration policy as set forth in Fundamental Investment Restriction # 3.

Response:          The Registrant has added the following disclosure to appear immediately following the list of fundamental investment restrictions for the Allocation Funds:

“With respect to restriction number 3 above, in accordance with each Allocation Fund’s “Investment Strategy & Goal” as set forth in the prospectuses, each Allocation Fund may invest more than 25% of its assets in any one Underlying Fund or Underlying Forward Fund. Each Allocation Fund treats the assets of the Underlying Fund or the Underlying Forward Fund in which it invests as its own for purposes of this restriction.”

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Securities and Exchange Commission April 30, 2009 Page 7

No fees are required in connection with this filing. Please feel free to contact the undersigned at 617.728.7139 or Douglas P. Dick at 202.261.3305 should you have any questions.

Sincerely,

/s/ Kenneth R. Earley

Kenneth R. Earley

Enclosures

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds Christine J. Stansbery, Forward Management Douglas P. Dick, Dechert LLP